Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         And deemed filed pursuant to Rule 14a-6
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                   Commission File No. 333-69090

[Slide 1] - Trying Times for Steel and the Nation - Roy Dorrance - Chicago Chapter, AISE - October 9, 2001

[Slide 2] - Terrorists' Attack
-    Too Early to Fully Assess Total Impact on the Economy
-    Consumer Confidence & Spending will Dip
- However: Damage was Still Very Small Part of Economy; Can't Under Estimate Resilience of U.S.A.

[Slide 3] - Gross Domestic Product
-    Bar chart showing percentage annual change (-4 to 8) for 1980 through 2005
     - in 2001 and forward, showing Sept. 1 and Post Sept. 11
Forecast Source: DRI-WEFA

[Slide 4] - Short Term Outlook
-    Line chart showing percentage GDP annualized for:
-    Actuals (Four quarters of 2000 and first two quarters of 2001)
-    March 1 (2nd, 3rd, and 4th quarter 2001 and four quarters of 2002)
-    September 1 (3rd and 4th quarter 2001 and 4 quarters of 2002)
-    Post 9/11 (3rd and 4th quarter 2001 and 4 quarters of 2002)
Forecast Source: DRI-WEFA

[Slide 5] - Current Steel Industry Recession
-    Year-to-Date Shipments - 10% Behind Same Period a Year Ago
-    Industry Capacity Utilization - Running Below 80%
-    Steel Prices - Lowest Level of 20 Year Records

[Slide 6] - Durable Goods - New Orders
- Line chart - millions of dollars (180 to 250) shown monthly for January through December 2000 and January through July 2001

[Slide 7] - Durable Goods - Total Inventories
- Line chart - millions of dollars (285 to 315) shown monthly for January through December 2000 and January through July 2001

[Slide 8] - Production Index - N.A.P.M.
- Bar chart - Index (20 to 70) shown monthly for June through December 1999, January through December 2000, and January through July 2001

[Slide 9] - Industrial Production
-    Line chart - Index 100=1992; Range from 135 to 160
-    Actuals shown for 4 quarters of 1999 and 2000 and 1st and 2nd quarter of
     2001
-    July Forecast shown for 2nd, 3rd, and 4th quarter 2001 and 4 quarters of
     2002
-    August Forecast shown for 3rd and 4th quarter 2001 and 4 quarters of 2002
-    September Forecast shown for 3rd and 4th quarter 2001 and 4 quarters of
     2002
Forecast Source: Blue Chip

[Slide 10] - Domestic Steel Prices at 20-Year Lows
Hot Roll Price Trend at 2nd Quarter 2001 Averaged $230/Ton
Source: Purchasing Magazine

[Slide 11] - Government Trade Initiatives - On June 5, 2001 the Bush Administration Announced a Three Part Program to Address Steel Imports
- Negotiations with Foreign Governments to Eliminate Inefficient Excess production
- Negotiations with Foreign Governments to Establish Rules That Will Govern Future Trade
-    Investigation by the ITC Under Section 201 of the Trade Act of 1974

[Slide 12] - U. S. Steel's Business Strategy
-    Continuously Reduce Costs
-    Focus on Higher Value-Added Products
- Pursue Strategic Initiatives to Enhance Competitive Advantage and Reduce Operating Costs
-    Globalization Initiatives
-    Improve Balance Sheet Leverage

[Slide 13] - Value-Added Business Strategy
-    Minimize Exposure in Highly Competitive, Commodity Markets
- Maximize Facility and Systems Capabilities - Focus Capital Spending; Continuing Improvement in Costs; Efficiency is Imperative

[Slide 14] - Value-Added Business Strategy
-    Key Customers are Global Companies
-    Challenging Their Suppliers to be Global With Them - We Have Responded

[Slide 15] - Value-Added Business Strategy
- Increased Our Presence in Mexico - Stamping and Assembly Facilities Serve North American Markets

[Slide 16] - Value-Added Business Strategy - Global Base in Europe
- U. S. Steel Kosice - Our Success in Mexico Can be Replicated in Europe; Steel Consuming Plants Within 500 Miles Radius of Kosice
-    Map showing U. S. Steel Kosice and customers within the 500 mile radius

[Slide 17] - Tin Products - Acquisition of LTV Tin Business
-    Increased Market Share From 18% to 25%
-    Restructuring Domestic Industry Through Closure of Aliquippa and Fairless
     Plants

[Slide 18] - Value-Added Business Strategy - Enhanced Business Systems
- Continued Investments in Our Systems - Help Reduce Costs; Customers View This as Leadership

[Slide 19] - Value-Added Business Strategy - Enhanced Business Systems
-    OPEX - Order Processing Excellence
-    EXTRANET - USS to Customer and Customer to USS
-    SCM - Supply Chain Management

[Slide 20] - Value-Added Business Strategy - Enhanced Business Systems
- Downstream Integration - Leveraging IT Strength; Based on Core Competence; Move Closer to End-Use Customers
-    STRAIGHTLINE

[Slide 21] - Downstream Integration - Leveraging IT Strengths
-    Straightline to Coil Suppliers - Purchase Orders, Payments, etc.
- Coil Suppliers to Straightline - ASN, Inventory, Order Status, Invoices, etc.
-    Coil Suppliers to Intra-Network Freight Providers
- Intra-Network Freight Providers to Straightline - Delivery Confirmation, Invoices, etc.
-    Intra-Network Freight Providers to Processors - ASN, etc.
- Processors to Straightline - Order Status, Processing Capacity, Inventory, Invoices, etc.
-    Straightline to Processors - Work Orders, Payments, etc.
-    Processors to Last-Mile Freight Providers - Transportation Orders, etc.
- Last-Mile Freight Providers to Straightline - Delivery Confirmation, Invoices, etc.
-    Last-Mile Freight Providers to Customers
-    Customers to Straightline - Inquiries, Orders, Payments, etc.
- Straightline to Customers - Quotes, Order Confirmation and Status, Invoices, etc.

[Slide 22] - USX Corporate Structure - USX Corporation is made up of the U. S. Steel Group and the Marathon Group

[Slide 23] - Conclusion
-    Economy Has Taken a Shock
-    Facing a Tough Market
- USS Remains Focused on Strategies - Global Perspective; Maximize Value-Added Volume and Mix; Continuous Cost Improvements